AH
8-3-2004

04016672

VE 7-29-04

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ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 10533

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

RECEIVED
JUL 26 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2003 (MM/DD/YY) AND ENDING 04/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

K. W. Chambers & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 7th Floor
(No. and Street)

Clayton (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Overschmidt 314-236-2444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grace & Company, LLP
(Name — *if individual, state last, first, middle name*)

3117 S. Big Bend Blvd. (Address) St. Louis (City) Missouri (State) 63143 (Zip Code)

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH
8-3-2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	158,721 [3480]
2.	Deduct ownership equity not allowable for Net Capital	- [3490]
3.	Total ownership equity qualified for Net Capital	158,721 [3500]
4.	Add:	
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**	[3520]
	B. **Other (deductions) or allowable credits (List)**	
	[3525A] [3525B]	
	[3525C] [3525D]	
	[3525E] [3525F]	[3525]
5.	Total capital and allowable subordinated liabilities	158,721 [3530]
6.	Deductions and/or charges:	
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 19,229 [3540]	
	B. **Secured demand note deficiency** — + [3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges** — + [3600]	
	D. **Other deductions and/or charges** — + [3610]	(19,229) [3620]
7.	Other additions and/or credits (List)	
	[3630A] + [3630B]	
	[3630C] + [3630D]	
	+ [3630F]	[3630]

Note: A reconciliation of the computation of net capital under Rule 15c3-1 is not necessary since there are no material differences - pursuant to Rule 17a-5(d)(4).

[3630E]

8. Net capital before haircuts on securities positions		139,492 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	+ [3660]	
B. Subordinated securities borrowings	+ [3670]	
C. Trading and investment securities:		
1. Exempted securities	+ [3735]	
2. Debt securities	+ [3733]	
3. Options	+ [3730]	
4. Other securities	+ 12,134 [3734]	
D. Undue Concentration	+ [3650]	
E. Other (List)		
[3736A]	+ [3736B]	
[3736C]	+ [3736D]	
[3736E]	+ [3736F]	
	[3736]	(12,134) [3740]
10. Net Capital		127,358 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	4,415 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	+ 25,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	25,000 [3760]
14. Excess net capital (line 10 less 13)	102,358 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	120,739 [3780]

GRACE

Grace & Company, LLP
Certified Public Accountants

July 19, 2004

Mr. Ryan M. Akers
Associate Examiner
NASD
Kansas City District Office
120 West 12th Street, Suite 900
Kansas City, MO 64105

RECEIVED PROCESSING SECTION
JUL 2 6 2004

Dear Mr. Akers:

This acknowledges receipt of your July 8, 2004 letter regarding the K.W. Chambers & Co. April 30, 2004 audited financial statements that were filed pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d). Your letter noted that the report that was filed did not contain the following:

A reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II or Part IIA filing, if material differences exist. If no material differences exist, a statement so stating. Rule 17a-5(d)(4).

Per your request, we are sending a copy of the item listed above with the corrected information and a new completed Form X-17A-5 Part III Facing Page.

If you have any questions, please feel free to contact me at (314) 615-1277.

Sincerely,

Angela D. Hoog

Angela D. Hoog
Grace & Company, LLP

Enclosures:

cc: (1) Ms. Merri Jo Gillette
Regional Director
Midwest Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 6060

3117 S. Big Bend Blvd., Suite 200 • St. Louis, Missouri 63143-3901 • Tel: (314) 615-1301 • Fax: (314) 615-1298
3367 N. Highway 67 • Florissant, Missouri 63033-1604 • Tel: (314) 839-0066 • Fax: (314) 839-0768
www.grace-cpa.com

(2) Securities and Exchange Commission
450 5th St. N.W.
Washington, D.C. 20549

(1) Mr. Greg Overschmidt
K.W. Chambers & Company
7800 Forsyth Blvd.
St. Louis, Missouri 63105